Saskatchewan Wheat Pool

06014173

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

May 19, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

RECEIVED
2006 MAY 23 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated May 19, 2006, regarding the Pool's agreement with Mitsui closing. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a Material Change Report dated May 19, regarding the May 16, 2006 news release. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

dw 6/7

MITSUI & CO., LTD.

POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
May 19, 2006
Regina, Saskatchewan
Listed: SWP: TSX

Pool's Subscription Agreement with Mitsui Closes

Saskatchewan Wheat Pool Inc. is pleased to announce that a subscription agreement with Tokyo-based Mitsui & Co. has now closed. Mitsui purchased $8 million of the Pool's common shares at a price of $7.6436 per common share on a private placement basis. The agreement was first announced on May 16, 2006.

Proceeds of Mitsui's investment will be used for general corporate purposes. With the close, the Pool has 90,250,764 common shares outstanding.

Mitsui, together with its subsidiaries and associated companies, is one of Japan's largest general trading companies. Mitsui trades in a diverse range of goods and is also engaged in international infrastructure and other major projects. Mitsui participates in sales and marketing, import and export, and international trading and manufacturing in business segments including metal products and minerals, machinery, electronics and information, chemicals, energy, and foods and retail services.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Investor Relations Contact: Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Media Contact: Susan Cline
Media Relations
Saskatchewan Wheat Pool Inc.
306-569-6948

Mitsui Contact: Kaoru Shiraki
Manager, Corporate Communication Division
Mitsui & Co., Ltd.
81-3-3285-7566

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool Inc., is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Item 2 - Date of Material Change

May 16, 2006

Item 3 - News Release

The press release announcing the material change was prepared by Saskatchewan Wheat Pool Inc. (the "Pool"). On May 16, 2006 at 11:00 a.m. (EST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press releases were delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

Item 4 - Summary of Material Change

Saskatchewan Wheat Pool Inc.'s Board of Directors today announced an investment in Pool common shares by Mitsui & Co., Ltd. of Tokyo, Japan. Subsequently, the Pool announced the closing of the transaction on May 19, 2006.

Item 5 - Full Description of Material Change

Mitsui and the Pool have entered into a subscription agreement, pursuant to which Mitsui has agreed to purchase $8 million of common shares of the Pool at a price of $7.6436 per common share on a private placement basis. The Pool has also entered into a multi-year supply agreement and will become one of Mitsui's primary suppliers of oilseeds into Japan. The Pool will use the proceeds of Mitsui's investment for general corporate purposes. The Pool now has 90,250,764 shares outstanding. The transaction closed on May 19, 2006.

Item 6 –Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

A senior officer who is knowledgeable about the material change is Mayo Schmidt, President and Chief Executive Officer of the Pool. He may be contacted at telephone number (306) 569-4806.

Item 9 – Date of Report

May 19, 2006

MITSUI & CO., LTD.

POOL
Saskatchewan Wheat Pool Inc.

May 16, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL ANNOUNCES INVESTMENT BY MITSUI

Saskatchewan Wheat Pool Inc.'s (the "Pool") Board of Directors today announced an investment in Pool common shares by Mitsui & Co., Ltd. ("Mitsui") of Tokyo, Japan.

Mitsui and the Pool have entered into a subscription agreement, pursuant to which Mitsui has agreed to purchase $8 million of common shares of the Pool at a price of $7.6436 per common share on a private placement basis. The subscription agreement has been approved by both companies, and is subject to customary securities regulatory approvals and closing conditions.

"We are very pleased to be assuming an equity position in the Pool. For Mitsui, it reflects our commitment to the Pool and acknowledges the Pool as one of our key suppliers in accessing quality Canadian oilseeds as well as other grain commodities on an ongoing basis. Securing food resources is crucial for Mitsui," said a Mitsui spokesperson.

The Pool has entered into a multi-year supply agreement and will become one of Mitsui's primary suppliers of oilseeds into Japan.

"Our relationship with Mitsui is very important to us. Through this new commitment, we will enjoy even greater access to significant Japanese markets solidifying demand for Pool-originated Canadian oilseeds and other grain commodities," said Pool CEO Mayo Schmidt. "Destination customer relationships are vital in today's highly competitive agri-business industry. We are building relationships and innovative solutions that stimulate demand for our farm customers' products here and throughout the global marketplace."

Partnerships including potential growth opportunities in the grain and agri-food businesses will be considered as part of this alliance in future years. The Pool will use the proceeds of Mitsui's investment for general corporate purposes. The Pool will have approximately 90,250,764 million shares outstanding once the transaction closes.

Mitsui, together with its subsidiaries and associated companies, is one of Japan's largest general trading companies. Mitsui trades in a diverse range of goods and is also engaged in international infrastructure and other major projects. Mitsui undertakes sales and marketing, import and export, and international trading and manufacturing in business segments, including metal products and minerals, machinery, electronics and information, chemicals, energy, and foods and retail services.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Investor Relations Contact: Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Media Contact: Susan Cline
Communications & Media Relations
Saskatchewan Wheat Pool Inc.
306-569-6948

Mitsui Contact: Kaoru Shiraki
Manager, Corporate Communication Division
Mitsui & Co., Ltd.
81-3-3285-7566

MITSUI & CO., LTD.

POOL
Saskatchewan Wheat Pool Inc.

For Immediate Release
May 19, 2006
Regina, Saskatchewan
Listed: SWP: TSX

Pool's Subscription Agreement with Mitsui Closes

Saskatchewan Wheat Pool Inc. is pleased to announce that a subscription agreement with Tokyo-based Mitsui & Co. has now closed. Mitsui purchased $8 million of the Pool's common shares at a price of $7.6436 per common share on a private placement basis. The agreement was first announced on May 16, 2006.

Proceeds of Mitsui's investment will be used for general corporate purposes. With the close, the Pool has 90,250,764 common shares outstanding.
Mitsui, together with its subsidiaries and associated companies, is one of Japan's largest general trading companies. Mitsui trades in a diverse range of goods and is also engaged in international infrastructure and other major projects. Mitsui participates in sales and marketing, import and export, and international trading and manufacturing in business segments including metal products and minerals, machinery, electronics and information, chemicals, energy, and foods and retail services.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Investor Relations Contact: Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Media Contact: Susan Cline
Media Relations
Saskatchewan Wheat Pool Inc.
306-569-6948

Mitsui Contact: Kaoru Shiraki
Manager, Corporate Communication Division
Mitsui & Co., Ltd.
81-3-3285-7566